Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CDI Corp.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-112088, 333-123886 and 333-123888) and the registration statement on Form S-3 (No. 333-112752) of CDI Corp. of our reports dated March 2, 2010, with respect to the consolidated balance sheets of CDI Corp. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009 and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of CDI Corp.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 2, 2010